UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549



                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                   (Amendment No. 6)

                  Kohl's Corporation
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                      500255 10 4
                    (CUSIP Number)


                   December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[x]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Peter M. Sommerhauser
                SS#  ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                 (b) [X]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
                        5     SOLE VOTING POWER

     NUMBER OF                     37,256,274
      SHARES
   BENEFICIALLY         6     SHARED VOTING POWER
       OWNED
        BY                         2,913,790
       EACH
     REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                        30,529,922

                        8     SHARED DISPOSITIVE POWER

                                   2,913,790

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,170,064

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES *

                                                                   [X]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                12.1%

   12      TYPE IN REPORTING PERSON *

                IN

Item 1(a).     Name of Issuer:

               Kohl's Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               N56 W17000 Ridgewood Drive
               Menomonee Falls, WI  53051

Item 2(a)      Name of Person Filing:

               Peter M. Sommerhauser

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               780 N. Water Street
               Milwaukee, WI  53202

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value per share.

Item 2(e)      CUSIP Number:

               500255 10 4

Item 3.        If this statement is filed pursuant to Rule
13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)  [ ]  Broker or Dealer registered
                            under Section 15 of the
                            Securities Exchange Act of
                            1934 (the "Act").

                  (b)  [ ]  Bank as defined in
                            Section 3(a)(6) of the Act.

                  (c)  [ ]  Insurance Company as defined
                            in Section 3(a)(19) of the Act.

                  (d)  [ ]  Investment Company registered
                            under Section 8 of the
                            Investment Company Act of 1940.

                  (e)  [ ]  An investment adviser in
                            accordance with Section
                            240.13(d)-1(b)(1)(ii)(E);

                  (f)  [ ]  An employee benefit plan
                            or endowment fund in
                            accordance with Section
                            240.13d-1(b)(ii)(F);

                  (g)  [ ]  A parent holding company
                            or control person in
                            accordance with Section
                            240.13d-1(b)(ii)(G);

                  (h)  [ ]  A savings association as
                            defined in Section 3(b) of
                            the Federal Deposit Insurance
                            Act (12 U.S.C. 1813);

                  (i)  [ ]  A church plan that is excluded
                            from the definition of an
                            investment company under
                            Section 3(c)(14) of the
                            Investment Company Act of 1940;

                  (j)  [ ]  Group, in accordance with
                            Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     (a)  Amount Beneficially Owned:
          40,170,064, including an option to acquire
          12,000 shares which is exercisable
          within 60 days of December 31, 2000.

     (b)  Percent of Class:
          12.1%

     (c)  Number of shares to which such person has:

          (i)    sole power to vote or to direct the vote:
                 37,256,274, including an option to
                 acquire 12,000 shares which is
                 exercisable within 60 days of December
                 31, 2000.

          (ii)   shared power to vote or to direct the vote:
                 2,913,790

          (iii)  sole power to dispose or to direct the
                 disposition of:
                 30,529,922, including an option to
                 acquire 12,000 shares which is
                 exercisable within 60 days of December
                 31, 2000.

          (iv)   shared power to dispose or to direct the
                 disposition of:
                 2,913,790

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The shares covered by this Schedule 13G
include shares held in trust for the benefit of members of the family of Mr. William S. Kellogg (18,674,490 shares), Mr. Jay H. Baker (8,844,152 shares), Mr. John
F. Herma (10,703,406 shares) and certain other former or current executive officers of the Company (1,140,026 shares), as to which Mr. Sommerhauser, as trustee, has sole or shared voting and investment power. Also includes 795,990 shares held by charitable foundations for which Mr. Sommerhauser acts as a director and may be deemed to have shared voting and investment power.
Excludes 162,084 shares held in trust for the benefit of members of Mr. Sommerhauser's family as to which Mr.
Sommerhauser has no voting or investment power.

Item 7.   Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26, 2001             /s/  Peter M. Sommerhauser
                             ------------------------------------
                             Peter M. Sommerhauser